Mail Stop 4561

May 3, 2007

Eyal Desheh
Executive Vice President
  and Chief Financial Officer
Check Point Software Technologies Ltd.
3A Jabotinsky St., Diamond Tower
Ramat Gan, 52520 Israel

> **Re: Check Point Software Technologies Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-28584**

Dear Mr. Desheh:

We have reviewed your response letter dated April 26, 2007 and the above referenced filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page F-8

1.   We note your response to prior comment number one in our letter dated April 5, 2007. Notwithstanding the reasons identified in your response, we believe that you are required to comply with the provisions of Item 5-03(b).2 of Regulation S-X. We further believe that complying with Item 5-03 will not sacrifice transparency and note that you will be able to retain your operating income

caption. If the individuals that provide the revenue generating services play a dual role in your operations, then an allocation of their costs should be considered in your income statement classification. While estimates and assumptions may be necessary to allocate certain costs, the need to make such estimates does not alter your disclosure requirements. In addition, providing a view of operations "through management's eyes" and presenting information used by management to evaluate results may be accomplished through MD&A disclosure as indicated in Section I.B of SEC Release 34-48960 and in segment data in accordance with SFAS 131. Please revise your presentation in future filings to comply.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief